October 23, 2018

John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

       Re: Valeritas Holdings, Inc.
           Amendment No. 2 Registration Statement on Form S-1
           Filed October 15, 2018
           File No. 333-226958

Dear Mr. Timberlake:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed October 15, 2018

Recent Developments, page 2

1. Please tell us why you believe it is appropriate to present only revenue and gross margin from your third quarter operating results. See Regulation S-K Item 10(b)(2). Also provide us your analysis of whether presenting only cash and cash equivalents will permit investors to draw appropriate conclusions regarding your financial condition.
Revenue, page 62

2. We note your disclosure that you entered into an agreement with a research organization to begin the device registration process in China. In an appropriate section of your
 John E. Timberlake
Valeritas Holdings, Inc.
October 23, 2018
Page 2
       prospectus, please disclose the process for obtaining approval to market the product in
       China, including the material hurdles that remain to obtaining approval. Also include any appropriate risk factors.
Exhibits

3. Please provide the exhibit required by Regulation S-K Item 601(b)(101). Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Branch Chief, at
(202) 551-3617 with any questions.



                                                           Sincerely,
FirstName LastNameJohn E. Timberlake
                                                           Division of
Corporation Finance
Comapany NameValeritas Holdings, Inc.
                                                           Office of
Electronics and Machinery
October 23, 2018 Page 2
cc:       Emilio Ragosa, Esq.
FirstName LastName